AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31 2013 and 2012,

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2013 and March 31, 2012 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2013 and March 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2013 and March 31, 2012 and its financial performance and its cash flows for the years ended March 31, 2013 and March 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DeVisser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 24, 2013

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents (note 3)	$5,869,313	$15,475,104
Amounts receivable and other assets (note 5)	142,815	1,574,196
Marketable securities (note 6)	81,042	135,675
	6,093,170	17,184,975

Non-current assets
Restricted cash (note 4)	266,802	246,142
Amounts receivable (note 5)	1,282,847	743,554
Mineral property interests (note 7)	2	2
Equipment (note 8)	1,205	1,721
	1,550,856	991,419

Total assets	$7,644,026	$18,176,394

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 9)	$27,780	$823,934
Balances due to related parties (note 12(b))	166,953	6,770
Debenture (note 10)	265,129	–
Flow-through share premium (note 11(b))	–	130,000
	459,862	960,704

Shareholders' equity
Share capital (note 11)	58,756,410	58,740,910
Reserves	4,936,897	4,558,027
Accumulated deficit	(56,509,143)	(46,083,247)
	7,184,164	17,215,690

Total liabilities and shareholders' equity	$7,644,026	$18,176,394

Nature and continuance of operations (note 1)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these financial  statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2013	2012

Expenses
Exploration and evaluation (notes 12, 14)	$8,422,339	$6,659,513
Assays and analysis	769,804	402,788
Drilling	859,034	1,735,290
Equipment rental	206,047	223,812
Geological	1,634,601	2,326,459
Graphics	12,068	11,280
Helicopter	134,378	49,380
Property costs and assessments	3,125,690	120,212
Site activities	1,185,192	1,352,607
Socioeconomic	367,133	355,777
Travel and accommodation	128,392	81,908

Administration (notes 12, 14)	1,822,793	1,751,735
Depreciation (note 8)	516	27,022
Legal, accounting and audit	56,010	112,762
Office and administration	1,451,737	1,335,165
Shareholder communication	225,822	178,730
Travel	56,726	63,373
Trust and filing	31,982	34,683

Share-based payments	433,503	799,885
Share-based payments - exploration-related	172,086	332,343
Share-based payments - administration-related	261,417	467,542

	10,678,635	9,211,133
Other items
Interest income	(128,881)	(83,337)
Interest expense (note 10)	5,129	–
Flow-through share premium (note 11(b))	(130,000)	(730,000)
Gain on sale of mineral property (note 7(b))	–	(679,050)
Gain on disposition of available-for-sale financial assets	–	(88,117)
Operator's fees (note 7(b))	–	(81,934)
Tax on flow-through shares	–	21,506
Foreign exchange loss	1,013	2,560
Loss for the year	10,425,896	7,572,761

Other comprehensive loss (income):
Revaluation of available-for-sale financial assets	54,633	(103,042)
Change in fair value of available-for-sale financial assets
transferred to gain upon disposition	–	88,117
Total other comprehensive loss (income)	54,633	(14,925)

Comprehensive loss for the year	$10,480,529	$7,557,836

Basic and diluted loss per common share	$0.08	$0.07

Weighted average number of common shares outstanding	138,602,746	102,759,226

The accompanying notes are an integral part of these financial  statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share capital		Reserves

			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2011	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Share-based payments	–	–	799,885	–	–	–	799,885
Exercise of share purchase options	17,400	9,587	(4,019)	–	–	–	5,568
Issuance of common shares for purchase of exploration and evaluation assets (note 11(b))	100,000	41,400	–	–	–	–	41,400
Private placement, net of issuance costs and flow-through share premium (note 11(b))	35,727,765	15,036,946	–	–	–	–	15,036,946
Issuance of share purchase warrants (note 11(d))	–	(1,829,110)	–	1,829,110	–	–	–
Total other comprehensive income for the year	–	–	–	–	14,925	–	14,925
Loss for the year	–	–	-	–	-	(7,572,761)	(7,572,761)
Balance at March 31, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	433,503	–	–	–	433,503
Issuance of common shares for purchase of exploration and evaluation assets (note 11(b))	50,000	15,500	–	–	–	–	15,500
Total other comprehensive loss for the year	–	–	–	–	(54,633)	–	(54,633)
Loss for the year	–	–	–	–	–	(10,425,896)	(10,425,896)
Balance at March 31, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164

The accompanying  notes are an integral  part of these financial  statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2013	2012

Operating activities
Loss for the year	$(10,425,896)	$(7,572,761)
Adjustments for:
Depreciation (note 8)	516	27,022
Interest income	(128,881)	(83,337)
Interest expense (note 10)	5,129	–
Debenture obligation acquired as part of the acquisition of interest in Galaxie ZNT project, included in exploration expenses (note 10)	260,000	–
Common shares issued, included in exploration expenses	15,500	41,400
Common shares received, included in exploration expenses	–	(7,000)
Share-based payments	433,503	799,885
Flow-through share premium	(130,000)	(730,000)
Gain on disposition of available-for-sale financial assets	–	(88,117)
Changes in working capital items
Amounts receivable and other assets	417,564	(366,600)
Restricted cash	(20,660)	(84,047)
Amounts receivable	474,524	436,458
Accounts payable and accrued liabilities	(796,154)	758,939
Balances due to or from related party	160,183	64,402
Net cash used in operating activities	(9,734,672)	(6,803,756)

Investing activities
Interest income	128,881	73,282
Proceeds from sale of available-for-sale financial assets	–	88,117
Purchase of mineral property and equipment	–	(1,230)
Net cash provided by investing activities	128,881	160,169

Financing activities
Proceeds from private placement, net of issuance costs (note 11(b))	–	15,301,946
Proceeds from exercise of options	–	5,568
Net cash provided by financing activities	–	15,307,514

Net increase (decrease) in cash and cash equivalents	(9,605,791)	8,663,927
Cash and cash equivalents, beginning of the year	15,475,104	6,811,177
Cash and cash equivalents, end of the year	$5,869,313	$15,475,104

Components of cash and cash equivalents are as follows:
Cash	$5,869,313	$15,475,104

Supplementary cash flow information:
Non cash investing and financing activities:
Marketable securities received	$–	$102,175

The accompanying notes are an integral part of these financial  statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H8.

These financial statements (the "Financial Statements") of the Company for the years ended March 31, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2013.

The Board of Directors of the Company authorized these Financial Statements on July 24, 2013 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Estimates

estimate of useful lives of equipment, which affects amortization expense;

estimate of the accrual of Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit;

estimate of any premium obtained on the issuance of flow through shares; and

inputs used in accounting for share-based payments. The Company uses the Black- Scholes Option Pricing Model to calculate the fair value of share purchase options granted and of share purchase warrants issued. Inputs used in this model require highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options and share purchase warrants.

Judgements

assessment of the Company's ability to continue as a going concern;

the recoverability of the carrying value of the Company's mineral property interests and other long-lived assets and whether they exceed their recoverable amount. In particular, in view of recent volatility in stock markets, management has monitored its market capitalization to determine whether there is any indication that the carrying amount of these assets may exceed their recoverable amount. Management considers other technical and financial factors on a regular basis. However, there is inherent uncertainty surrounding the information used as a basis for its assessment and it is reasonably possible that new information may become available that suggests the recoverability of these assets may be unlikely;

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

the recognition of a deferred tax asset for the Company's accumulated tax losses and resource tax pool. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Judgment is required in determining whether deferred tax assets are recognized, including judgment in assessing the likelihood of taxable earnings in future periods in order to utilize recognized deferred tax assets;

the determination of categories of financial assets and financial liabilities;

the carrying value and recoverability of the Company's marketable securities;

the determination of the deferred tax provision (if any) and the determination of the income tax rate reconciliation; and

information about the judgements used in the classification of the joint arrangement entered into during the year is provided in note 7(e). Judgment is required in assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone.

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial assets

The Company's non-derivative financial assets comprise of the following:

(i)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position are comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are only subject to an insignificant risk of change in value. Cash and cash equivalents are measured at amortized cost.

(ii)	Available-for-sale financial assets ("AFS")

The Company's investments in marketable securities are classified as available-for- sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of amounts receivable and other assets, and restricted cash.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following categories:

(i)	Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise of amounts payable and other liabilities.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

significant financial difficulty of the issuer or counterparty; or
default or delinquency in interest or principal payments; or
it becoming probable that the borrower will enter bankruptcy or financial re- organization

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value of AFS equity securities subsequent to an impairment loss is recognized directly in equity.

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found. Exploration and evaluation expenditures include:

the costs of acquiring licenses;

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

costs associated with exploration and evaluation activity; and

the acquisition costs of exploration and evaluation assets, including mineral properties.

Exploration and evaluation expenditures until the technical feasibility and commercial viability of extracting a mineral resource has been determined, and a positive decision to proceed to development has been made, are generally expensed as incurred. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(g)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(h)	Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues units under a private placement comprising of common shares and warrants, the fair value of the share purchase warrants as of the date of issuance is deducted from share capital and is recorded to share purchase warrants reserve within equity. For the purpose of initial recognition, the fair value of the warrants is determined using the Black-Scholes option pricing model. Any issuance costs are allocated to share capital.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently)

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are issued, the difference, if any, between the fair value of non–flow–through common shares and the amount the investors pay for flow– through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(j)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options.

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(k)	Share–based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

(l)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

goodwill not deductible for tax purposes;
the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit– of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2013.

(n)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

its assets, including its share of any assets held jointly;

its liabilities, including its share of any liabilities incurred jointly;

its revenue from the sale of its share of the output of the joint operation; and

its expenses, including its share of any expenses incurred jointly

(o)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(p)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(q)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

	(i)	Amendments to IFRS 7 Financial Instruments Disclosures("IFRS 7") and IAS 12 Income Taxes ("IAS 12")

Effective April 1, 2012, the Company adopted amendments to IFRS 7 and the amendments to IAS 12 which were issued by the International Accounting Standards Board ("IASB"). The application of these amended IFRS has not had a material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

	(ii)	IFRS 10 Consolidated Financial Statements ("IFRS 10") and amendments to IAS 27 Separate Financial Statements ("IAS 27")

Effective April 1, 2012, the Company early adopted IFRS 10 and the amended IAS 27. IFRS 10 replaces IAS 27 "Consolidated and Separate Financial Statements" and SIC- 12 "Consolidation – Special Purpose Entities". Retrospective application is required, unless impracticable, in which case the Company applies it from the earliest practicable date.

IAS 27 was amended following the issuance of IFRS 10 to reflect the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

The Company has applied these new and amended standards retrospectively. The above standards did not result in material changes to the Company's financial statements.

	(iii)	IFRS 11 Joint Arrangements ("IFRS 11")

Effective April 1, 2012, the Company early adopted IFRS 11.

IFRS 11 supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Nonmonetary Contributions by Venturers", which had allowed entities the choice to proportionately consolidate or equity account for interests in joint ventures.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting. For a joint operation, the venturer recognizes its share of the assets, liabilities, revenues and expenses of the joint operation.

The Company has adopted this standard retrospectively. The above standards did not result in material changes to the Company's previously filed financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(iv)	IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

Effective April 1, 2012, the Company early adopted IFRS 12.

IFRS 12 requires the Company to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, and in determining the type of joint arrangement in which it has an interest, and information about its interests in subsidiaries, joint arrangements and associates, and other structured entities.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

(ii)	Effective for annual periods beginning on or after January 1, 2013

IFRS 13, Fair Value Measurement
IAS 19, Employee Benefits
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(iii)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments: Presentation

(iv)	Effective for annual periods beginning on or after January 1, 2015

IFRS 9, Financial Instruments

The Company has not early adopted these new standards, interpretations or amendments to existing standards. The Company is currently assessing the impact that the standards, which have not been early adopted, will have on the Company's financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash in the amount of $266,802 (March 31, 2012 – $246,142) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the Company's projects.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2013	2012
Current
British Columbia Mineral Exploration Tax Credits ("METC")	$–	$1,013,817
Value added taxes refundable	85,451	441,235
Prepaid insurance	52,801	79,263
Other receivables	4,563	39,881
Total current	$142,815	$1,574,196

Non-current
British Columbia Mineral Exploration Tax Credits	$1,282,847	$743,554

6.	MARKETABLE SECURITIES

As at March 31, 2013 and March 31, 2012 the Company held common shares in several public and private companies. These marketable securities are classified as available–for– sale financial assets and are carried at fair value.

7.	MINERAL PROPERTY INTERESTS

	March 31,	March 31,
	2013	2012
Ana Property, Yukon (note 7(f))	$1	$1
Mann Lake Property, Saskatchewan (note 7(f))	1	1
	$2	$2

All of the Company's active exploration properties are located in British Columbia, Canada.

(a)	Silver Vista Properties

The Silver Vista Properties are located approximately 55 kilometres northeast of Smithers, British Columbia

Silver Vista (MR Zone) Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Babine North Property

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. Pursuant to the Babine North Option, the Company can acquire a 100% interest in the property by: (a) issuing a total of 200,000 common shares in its capital; (b) making cash payments in the aggregate amount of $130,000; and (c) expending a total of $630,000 on the property over a six year period.

The mineral claims as defined in the Babine North Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

(b)	Newton Property

The Newton Property is located approximately 100 kilometres west of Williams Lake, British Columbia.

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of this project. Consequently, all expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

In May 2012, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(c)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia.

Hubble East Property

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc having an aggregate fair value of $35,600.

Blackwater South Property

The Blackwater South property comprises approximately 49 square kilometres. The property is included within Amarc's Galileo property.

In September 2011, the Company entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option (the "Blackwater South Option") to acquire an undivided 100% interest in the Blackwater South property. Under the Blackwater South Option, the Company may secure its interest in the underlying mineral claims, over a two year period, by: (a) making cash payments for an aggregate amount of $35,000; (b) issuing 140,000 of its common shares in tranches; and (c) incurring a minimum of $100,000 in exploration expenditures, of which $50,000 must be incurred prior to October 20, 2013, and the remaining $50,000 prior to October 20, 2014. To March 31, 2013, the Company had paid $15,000 and issued 60,000 of its common shares to the Optionor with aggregate fair value of $17,400, and had incurred exploration expenditures in excess of $100,000 on the Blackwater South property.

The minerals claims as defined in the Blackwater South Option are subject to a 2% NSR to be retained by the Optionor. By making a cash payment of $1,000,000 to the Optionor, the Company may, at any time, purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

Franklin Property

Amarc holds a 100% mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance 10,000 common shares of Amarc with the fair value of $3,900, based on market price on the date of issuance.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Tulox Property

The Tulox Property (the "Property") is located in the Cariboo region of British Columbia. The Property was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), subsequently amended on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011 and January 2013. Pursuant to the latest amendments, Newlox can now acquire a 100% interest in the Property by spending $2,000,000 and by issuing 2,200,000 common shares in its capital to Amarc in tranches until December 2015.

To March 31, 2013, the Company had received $10,000 cash and 775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement.

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(e)	Galaxie ZNT Project

The Galaxie ZNT Project is located approximately 8 kilometres south of Dease Lake, British Columbia.

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain") effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement, Amarc could earn an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain (completed), and by funding an additional $1 million in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie property on or before December 31, 2012 (completed). On December 31, 2012 a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc obtained an initial interest of 40% and Quartz held an initial interest of 60%.

As at March 31, 2013, Amarc held an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1,000,000 of exploration expenditures prior to September 30, 2013. Subsequent to March 31, 2013, the Company entered into an amendment agreement whereby (i) the Galaxie ZNT Project will be divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture", and (ii) Amarc will have the option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $210,000 and $235,000, respectively, on these projects prior to October 31, 2013 (note 16).

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Quartz also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 10).

A portion of the Galaxie ZNT Project, known as the Gnat property, is subject to a 1% NSR, capped at aggregate payments of $7.5 million. A portion of the Galaxie ZNT Project, known as the Hotai claims, are subject to a 2% NSR. This 2% NSR may be purchased for a maximum aggregate amount of $5,000,000, with an option to purchase 50% of the royalty in consideration of a cash payment of $1,000,000.

The following amounts were expensed in relation to the Company's initial 40% ownership interest in the Galaxie ZNT Project:

Cash payments made to Quartz Mountain pursuant to the Letter Agreement	$2,000,000
Assumption of 40% of the obligation in Quartz Mountain's debt security (note 10)	260,000
Amount expensed as property costs and assessments within exploration expenses	$2,260,000

All significant decisions regarding relevant activities of the Galaxie ZNT Project are made by a management committee, comprised of an equal number of members appointed by Amarc and Quartz Mountain. As the Galaxie ZNT Project is not structured through a separate vehicle as defined in IFRS 11 Joint Agreements, it has been accounted for as a joint operation which entails recognition of the Company's share of the assets, liabilities, income and expenses of the Galaxie ZNT Project in these Financial Statements.

(f)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

8.	EQUIPMENT

	Site	Computer	Total
	equipment	equipment
Cost
Balance at April 1, 2011	$45,498	$30,607	$76,105
Additions during the year	1,230	–	1,230
Balance at March 31, 2012	46,728	30,607	77,335
Additions during the year	–	–	–
Balance at March 31, 2013	$46,728	$30,607	$77,335

Accumulated Depreciation
Balance at April 1, 2011	$29,040	$19,552	$48,592
Depreciation for the year	15,967	11,055	27,022
Balance at March 31, 2012	45,007	30,607	75,614
Depreciation for the year	516	–	516
Balance at March 31, 2013	$45,523	$30,607	$76,130

Net Carrying Values
At March 31, 2012	$1,721	$–	$1,721
At March 31, 2013	$1,205	$–	$1,205

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2013	2012
Accounts payable	$4,523	$623,104
Accrued liabilities	23,257	200,830
Total	$27,780	$823,934

10.	DEBENTURE

The debenture represents the Company's proportionate share (40%) of the obligation in the principal sum of a debenture of Quartz which was assumed by the Galaxie ZNT Project pursuant to the Letter Agreement (note 7(e)), and includes accrued interest for a three month period to March 31, 2013.

	Year ended March 31,
	2013	2012
Balance at beginning of year	$–	$–
Amarc's obligation in the principal sum acquired during the period	260,000	–
Accrued interest at the end of the year	5,129	–
Balance at end of year	$265,129	$–

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into common shares of Quartz Mountain Resources Ltd. ("Quartz Share(s)") at an exercise price of $0.40 per Quartz Share on or before maturity of the debenture on October 31, 2013.

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

(b)	Issuance of common shares

Private placement of March 2012

In March 2012, the Company completed a brokered and non-brokered private placement of 35,727,765 of its common shares for aggregate gross proceeds of $16,342,494, consisting of 5,300,000 flow-through shares at a price of $0.50 and 30,427,765 non-flow-through shares at a price of $0.45 per share. Each non-flow-through share consists of one common share and one half of one share purchase warrant, with each whole warrant entitling the holder to purchase one common share at an exercise price per share of $0.60 for a period of eighteen months from the date of issuance of the warrants. The Company incurred costs of $1,040,548 in finders' fees and other expenses relating to this private placement.

The following is the continuity of the flow-through share premium, which represents the estimated value associated with the sale of tax benefits related to the flow-through financing of eligible Canadian exploration and evaluation expenditures ("CEE"):

Flow-through share premium	Year ended March 31,
	2013	2012
Balance at beginning of year	$130,000	$595,000
Liability recognized upon issuance of flow-through shares	–	265,000
Transfer to net loss for the year	(130,000)	(730,000)
Balance at end of year	$–	$130,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Issuance of shares pursuant to acquisition of mineral property interests

During the years ended March 31, 2013 and 2012, the Company issued its common shares pursuant to several mineral property agreements as follows:

Properties	Year ended March 31,
		2013		2012
	Number	Fair	Number	Fair
	of shares	value	of shares	value
Galileo Property (note 7(c))	–	$–	80,000	$35,600
Blackwater South Property (note 7(c))	40,000	11,600	20,000	5,800
Franklin Property (note 7(c))	10,000	3,900	–	–
Total	50,000	$15,500	100,000	$41,400

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2013	2012
Loss attributable to common shareholders	$10,425,896	$7,572,761
Weighted average number of common shares outstanding	138,602,746	102,759,226

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2013 was:

Share purchase warrants	Year ended March 31, 2013		Year ended March 31, 2012
	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price
Outstanding – beginning of year	15,213,883	$0.60	–	$–
Issued	–	$–	15,213,883	$0.60
Outstanding – end of year	15,213,883	$0.60	15,213,883	$0.60

The expiry date for the outstanding share purchase warrants is September 6, 2013.

In connection with the private placement completed in March 2012 (note 11(b)), the Company issued 15,213,883 warrants. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 until September 6, 2013. The value assigned to these share purchase warrants was $1,829,110, which was determined using the Black-Scholes option pricing model with the following assumptions: valuation date share price of $0.44; expected volatility of 77%; risk-free interest rate of 1.09%; expected life of 1.5 years; and no dividends.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share purchase option compensation plan

The Company has a share purchase option compensation plan that allows it to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options can have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death. The following table summarizes the changes in the Company's share purchase options:

Share purchase options	Year ended March 31, 2013		Year ended March 31, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,658,700	$0.33	1,707,200	$0.69
Granted	–	$–	5,564,100	$0.32
Exercised	–	$–	(17,400)	$0.32
Forfeited	(100,100)	$0.32	(8,000)	$0.32
Expired	(120,000)	$0.62	(1,587,200)	$0.70
Outstanding – end of year	5,438,600	$0.32	5,658,700	$0.33
Exercisable – end of year	3,630,400	$0.32	1,957,300	$0.34

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding at March 31, 2013:

	March 31, 2013			March 31, 2012

	Number of	Weighted	Weighted	Number of	Weighted	Weighted
	share	average	average	share	average	average
	purchase	exercise	remaining	purchase	exercise	remaining
Range of	options	price per	contractual	options	price per	contractual
exercise prices	outstanding	share	life (years)	outstanding	share	life (years)
$0.32 – $0.40	5,438,600	$0.32	2.6	5,538,700	$0.32	3.5
$0.41 – $0.70	–	$–	–	120,000	$0.62	0.5
	5,438,600	$0.32	2.6	5,658,700	$0.33	3.5

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 11(e)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012 (note 11(d)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

12.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2013	2012
Short-term employee benefits	$508,963	$443,750
Share-based payments	208,622	380,582
Total	$717,585	$824,332

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2013	2012
Balance due to entity with significant influence (i)	$46,953	$6,770
Balance due to jointly controlled entity (ii)	120,000	–
Balance due to related parties	$166,953	$6,770

(i) Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company. Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI.

(ii) Jointly controlled entity

The Company has joint control over the Galaxie ZNT Project (note 7(e)). The balance owing to the Joint Arrangement relates to an unfunded cash call.

Transactions with related parties	Year ended March 31,
	2013	2012
Entity with significant influence (i):
Based on annually set rates	$3,254,587	$2,500,393
Reimbursement of third party expenses	176,925	203,384
Total	$3,431,512	$2,703,777

13.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2013, the Company had unused non-capital loss carry forwards of approximately $9.2 million (March 31, 2012 – $6.3 million) available in Canada.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2013, the Company had resource tax pools of approximately $21.2 million (March 31, 2012 –$14.9 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

	March 31,	March 31,
Reconciliation of effective tax rate	2013	2012
Loss for the year	$(10,425,896)	$(7,572,761)
Total income tax expense	–	–
Loss excluding income tax	$(10,425,896)	$(7,572,761)

Income tax recovery using the Company's domestic tax rate	(2,606,000)	(1,979,000)
Non–deductible expenses and other	201,000	41,000
Difference in statutory tax rates	–	84,000
Temporary difference booked to reserve	(7,000)	2,000
Deferred income tax assets not recognized	2,412,000	1,852,000
	$–	$–

The Company's domestic tax rate was 25% (2012 – 26.13%) and its effective tax rate is nil (2012 – nil). As at March 31, 2013, the Company had the following deductible temporary differences of which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	891,000
After five years	–	8,881,000	–	1,000,000
No expiry date	1,579,000	–	21,281,000	63,000
Total	$1,579,000	$9,195,000	$21,281,000	$1,954,000

14.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2013	2012
Salary costs included in:
Exploration and evaluation	$2,582,714	$1,942,782
Office and administration	1,381,161	1,654,640
Shareholder communication	179,253	196,814
Total	$4,143,128	$3,794,236

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2013.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As At March 31, 2013 and 2012, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Included in amounts receivable is the Company's claim for 2013 METC of $1,282,847.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets.

The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2013	2012
Accounts payable and accrued liabilities	$27,780	$823,934
Balance due to related parties	166,953	6,770
Debenture	265,129	–
Total	$459,862	$830,704

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 6).

16.	EVENTS AFTER THE REPORTING PERIOD

Effective June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project will be divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement will continue to be governed by the terms of the previously executed Letter Agreement (note 7(e)).

Under the Amendment, Amarc has an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively.